RMJ



SE

17018344

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2016 (MM/DD/YY) AND ENDING 9/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2017, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.


ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.



Richard B. Franz II
Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2017

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. (the Company) as of September 30, 2017 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 21, 2017
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2017
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	1,178,683
Cash segregated under federal and other regulations		3,017,176
Securities purchased under agreements to resell		332,156
Securities borrowed		130,183
Financial instruments, at fair value:		
Securities owned (includes $357,099 pledged as collateral)		545,758
Other Investments (includes $6,640 pledged as collateral)		70,027
Brokerage client receivables, net		2,478,788
Receivables from broker-dealers and clearing organizations		196,578
Other receivables		422,016
Loans to financial advisors, net		643,699
Property and equipment, net		331,003
Deferred income taxes, net		108,977
Goodwill and identifiable intangible assets, net		372,457
Other assets		90,017
Total assets	$	9,917,518
Liabilities and stockholder's equity:		
Securities sold under agreements to repurchase, at fair value	$	220,942
Securities loaned		383,552
Securities sold, not yet purchased, at fair value		220,663
Brokerage client payables		4,307,991
Payables to brokers-dealers and clearing organizations		95,676
Accrued compensation, commissions and benefits		469,863
Accrued expenses and other liabilities		121,688
Other borrowings		638,812
Payables to affiliates		907,815
Income taxes payable		6,312
Total liabilities		7,373,314
Commitments and Contingencies (see Note 12)		
Stockholder's equity:		
Common stock; $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		1,486,937
Retained earnings		1,057,159
Total stockholder's equity		2,544,204
Total liabilities and stockholder's equity	$	9,917,518

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James & Associates, Inc. ("RJ&A," the "Company", "we," "our," "ours" or "us") is a Florida corporation engaged in most aspects of securities distribution and investment banking, and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and is registered as a Municipal Advisor with the Municipal Securities Rulemaking Board ("MSRB"). We offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly owned subsidiary of RJF), and other affiliated entities and unaffiliated broker-dealers. We are a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and various exchanges. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Cash segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 we, as a broker-dealer carrying client accounts, are subject to requirements to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated cash consists of cash and cash equivalents.

Repurchase agreements and other collateralized financings

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. To mitigate credit exposure, we receive collateral with a fair value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required.

Securities owned, securities sold but not yet purchased at fair value

"Securities owned" and "Securities sold but not yet purchased" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our securities in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 - Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets or liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

Level 2 - Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded, certain government and municipal obligations, asset-backed securities ("ABS"), collateralized mortgage obligations ("CMOs"), and most mortgage-backed securities ("MBS").

Level 3 - Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs such as those investments made in our principal capital activities and certain non-agency ABS.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

We offset our long and short positions for identical securities recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions).

Valuation techniques and inputs

The fair value for certain of our securities is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of securities is a key determinant of the degree of judgment involved in determining the fair value of our securities. Securities which are actively traded will generally have a higher degree of price transparency than securities that are thinly traded. In accordance with GAAP, the criteria used to determine whether the market for a security is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of securities, including certain CMOs, ABS, and certain collateralized debt obligations, to be uncertain or inactive as of September 30, 2017. As a result, the valuation of these securities included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including low levels of price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The level within the fair value hierarchy, specific valuation techniques and other significant accounting policies pertaining to securities presented in our Statement of Financial Condition are described as follows.

Level 1:

Securities owned and securities sold but not yet purchased are comprised primarily of the financial instruments held by us. These securities are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our securities owned. Such securities are

classified within Level 1 of the fair value hierarchy.

Level 2:

When securities owned are traded in secondary markets and quoted market prices for identical securities do not exist, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the securities. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Level 3:

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

Included within securities owned are to be announced ("TBA") security contracts with investors for generic MBS at specific rates and prices to be delivered on settlement dates in the future. We enter into these TBAs to hedge interest rate risk that arises as part of a program our fixed income public finance operations offers to certain state and local housing finance agencies ("HFA"). Under this program, we enter into forward commitments to purchase Government National Mortgage Association ("GNMA") or Federal National Home Mortgage Association ("FNMA") MBS. The MBS are issued on behalf of various HFA clients and consist of the mortgages originated through their lending programs. Our forward GNMA or FNMA MBS purchase commitments arise at the time of the loan reservation for a borrower in the HFA lending program. The underlying terms of the GNMA or FNMA MBS purchase, including the price for the MBS (which is dependent upon the interest rates associated with the underlying mortgages) are also fixed at loan reservation. We typically sell such MBS upon acquisition as part of our fixed income operations. The TBA securities used to hedge these transactions are accounted for at fair value and are classified within Level 1 of the fair value hierarchy. The TBA securities may aggregate to either a net asset or net liability at any reporting date, depending upon market conditions. The offsetting purchase commitment is accounted for at fair value and is included in either "Securities Owned" or Securities sold, not yet purchased", depending upon whether the TBA securities aggregate to a net asset or net liability. The fair value of the purchase commitment is classified within Level 3 of the fair value hierarchy.

Brokerage client receivables, net

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Brokerage client receivables are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When the receivable held is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Statement of Financial Condition. See Note 4 for additional information regarding this collateral. We present "Brokerage client receivables, net" on our Statement of Financial Condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was $505.3 thousand at September 30, 2017.

Receivables from brokers-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities failed to deliver and restricted cash on deposit with clearing organizations. Deposits with clearing organizations consist of cash and cash equivalents or other marketable securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2017 include $106.3 million in cash. We present "Receivables from broker-dealers and clearing organizations" on our Statement of Financial Condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was insignificant at September 30, 2017.

Loans to financial advisors, net

We offer loans to financial advisors and certain other key revenue producers, primarily for recruiting, transitional cost assistance and retention purposes. These loans are generally repaid over a five to eight year period. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors including: amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Of the gross balance outstanding, the portion associated with financial advisors who are no longer affiliated with us was approximately $13.5 million at September 30, 2017. Our allowance for doubtful accounts was approximately $2.2 million at September 30, 2017.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender. With respect to securities loaned, we receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. See Note 4 for additional information regarding this collateral.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Identifiable intangible assets

Certain identifiable intangible assets we acquire such as customer relationships, trade names, developed technology, intellectual property, and non-compete agreements are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. GAAP does not provide for the amortization of indefinite-life intangible assets such as goodwill. Rather, these assets are subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. This further analysis involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount.

In the course of our evaluation of the potential impairment of goodwill, we may perform either a qualitative or a quantitative assessment. Our qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, we assess qualitative factors to determine whether the existence of events or circumstances leads us to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either choose not to perform a qualitative assessment, or we choose to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, then we perform a quantitative evaluation. In the case of a quantitative assessment, we estimate the fair value of the reporting unit which the goodwill that is subject to the quantitative analysis is associated

(generally defined as the businesses for which financial information is available and reviewed regularly by management) and compare it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we estimate the fair value of all assets and liabilities of the reporting unit, including goodwill.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31 (see Note 7 for additional information regarding the outcome of our goodwill impairment assessments).

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal and regulatory proceedings in "Accrued expenses and other liabilities" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters.

Share-based and other compensation plans

Certain employees participate in RJF's Stock Incentive Plan, which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 12 for further information.

As part of our acquisition of the U.S. Private Client Services unit of Deutsche Bank Wealth Management ("Alex. Brown"), we assumed certain Deutsche Bank restricted stock unit ("DBRSU") awards, including the associated plan terms and conditions. The DBRSU awards contain performance conditions based on Deutsche Bank and subsidiaries attaining certain financial results and will ultimately be settled in Deutsche Bank AG ("DB") common shares, as traded on the New York Stock Exchange ("NYSE"), provided the performance metrics are achieved.

The portion of these awards that relate to past services performed by the award recipients before the acquisition of Alex. Brown represents consideration transferred in the business combination. The portion of these awards which relate to compensation for future services are a prepaid compensation asset which has a corresponding derivative liability. The DBRSU derivative liability is valued by applying the reporting period-end DB common share price to the DBRSU awards outstanding as of the end of such period. This computation is a Level 2 measure under the fair value hierarchy and the liability is included in "Accrued compensation, commissions, and benefits" in our Statement of Financial Condition. See Note 12 for additional information on this compensation plan.

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For other such plans, including the Long Term Incentive Plan ("LTIP"), RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in "Accrued expenses and other liabilities" in the Statement of Financial Condition.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 10 for further information on our income taxes.

Accounting guidance not yet adopted

Lease accounting - In February 2016, the FASB issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The new guidance is first effective for our fiscal year beginning on October 1, 2019 and will be adopted under a modified retrospective approach. Early adoption is permitted. This new guidance will impact our financial position and results of operations. We are evaluating the magnitude of such impact.

Credit losses - In June 2016, the FASB issued new guidance related to the measurement of credit losses on financial instruments (ASU 2016-13). The amended guidance involves several aspects of the accounting for credit losses related to certain financial instruments including assets measured at amortized cost, available-for-sale debt securities and certain off-balance sheet commitments. The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts, replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. The new guidance expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating credit losses and requires new disclosures of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. The new guidance is first effective for our fiscal year beginning October 1, 2020 and will be adopted under a modified retrospective approach. Early adoption is permitted although not prior to our fiscal year beginning October 1, 2019. We have begun our implementation and evaluation efforts by establishing a cross-functional team to assess the required changes to our credit loss estimation methodologies and systems, as well as determine additional data and resources required to comply with the new guidance. We are evaluating the impact the adoption of this new guidance will have on our financial position and results of operations, which will depend on, among other things, the current and expected macroeconomic conditions and the nature and characteristics of financial assets held by us on the date of adoption.

Statement of Cash Flows (classification of certain cash receipts and cash payments) - In August 2016, the FASB issued amended guidance related to the Statement of Cash Flows (ASU 2016-15). The amended guidance involves several aspects of the classification of certain cash receipts and cash payments including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. The amended guidance is first effective for our financial report covering the quarter ended December 31, 2018 and will be adopted under a retrospective approach. Early adoption is permitted. The adoption of this new guidance will impact our Statement of Cash Flows and will not have an impact on our financial position and results of operations.

Statement of Cash Flows (restricted cash) - In November 2016, the FASB issued guidance related to the classification and presentation of changes in restricted cash on the Statement of Cash Flows (ASU 2016-18). Current GAAP does not provide guidance to address how to classify and present changes in restricted cash or restricted cash equivalents that occur when there are

transfers between cash, cash equivalents and restricted cash or restricted cash equivalents and when there are direct cash receipts into restricted cash or restricted cash equivalents or direct cash payments made from restricted cash or restricted cash equivalents. Under the new guidance, an entity should present in their Statement of Cash Flows the changes during the period in the total of cash and cash equivalents and amounts described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and ending-of-period total amounts shown on the statement of cash flows. The guidance is first effective for our financial report covering the quarter ended December 31, 2018 and will be adopted under a retrospective approach. Early adoption is permitted. We are evaluating the impact the adoption of this new guidance will have on our Consolidated Statements of Cash Flows.

Goodwill - In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The guidance is first effective for our financial report covering the quarter ended December 31, 2019 and will be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We will adopt this simplification guidance in the earliest period it applies to our facts and circumstances.

NOTE 3 – FAIR VALUE

Our "Financial instruments owned" and "Securities sold, not yet purchased" on our Statement of Financial Condition are recorded at fair value under GAAP. See Note 2 for further information about such instruments and our significant accounting policies related to fair value.

The table below presents assets and liabilities measured at fair value on a recurring basis.

	September 30, 2017			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
	(in thousands)			
Assets:				
Securities owned:				
Municipal obligations	$ —	$ 221,884	$ —	$ 221,884
Corporate obligations	7,342	81,395	—	88,737
Government and agency obligations	—	28,977	—	28,977
Agency MBS and CMOs	913	133,070	—	133,983
Non-agency CMOs and ABS	—	26,754	5	26,759
Total debt securities	8,255	492,080	5	500,340
Equity securities	12,620	367	—	12,987
Brokered certificates of deposit	—	31,492	—	31,492
Other assets	32	—	907	939
Total securities owned	20,907	523,939	912	545,758
Other investments [(1) (2) (4)]	69,765	—	262	70,027
Total assets at fair value	$ 90,672	$ 523,939	$ 1,174	$ 615,785
Liabilities:				
Securities sold, but not yet purchased:				
Corporate obligations	$ 1,286	$ 35,272	$ —	$ 36,558
Government obligations	167,622	—	—	167,622
Agency MBS and CMOs	2,477	—	—	2,477
Non-agency CMOs and ABS	—	5,028	—	5,028
Total debt securities	171,385	40,300	—	211,685
Equity securities	7,636	1,342	—	8,978
Total securities sold, but not yet purchased	179,021	41,642	—	220,663
Derivative contracts [(3)]	—	25,800 [(3)]	—	25,797
Total liabilities at fair value	$ 179,021	$ 67,442	$ —	$ 246,460

(1) Consists of deposits we provide to clearing organizations or exchanges that are in the form of government and agency securities.

(2) Includes the fair value of forward commitments to purchase GNMA or FNMA MBS arising from our fixed income public finance operations. See Notes 2 and 15 for additional information.

(3) DBRSU obligation from our acquisition of Alex. Brown. See Note 12 for additional information.

(4) Other investments include $50.3 million of marketable securities held by other clearing organizations or exchanges to satisfy deposit requirements and $19.4 million of DB shares used as an economic hedge against the DBRSU obligation. See Notes 2 and 13 for additional information.

Transfers between levels

We had $4.0 million in transfers of securities from Level 1 to Level 2 during the year ended September 30, 2017. These transfers were a result of decreased market activity in these instruments. Our transfers from Level 2 to Level 1 were $1.3 million during the year ended September 30, 2017. These transfers were a result of an increased market activity in these instruments. Our policy is to treat transfers between levels as having occurred at the end of the reporting period.

Changes in Level 3 recurring fair value measurements

The table below presents the changes in fair value for Level 3 assets and liabilities measured at fair value on a recurring basis. The realized and unrealized gains and losses in the table below may include changes in fair value that were attributable to both observable and unobservable inputs. Our policy is to treat transfers between levels of the fair value hierarchy as having occurred at the end of the reporting period.

	Level 3 assets at fair value		
	Non-agency CMOs and ABS	Other Investments	Other Assets
		(in thousands)	
Fair value September 30, 2016	$ 7	$ 45	$ 2,448
Total gains / (losses) for the year ended September 30, 2017 included in earnings	1	—	(1,541)
Purchases	—	—	—
Sales	—	—	—
Distributions	(3)	—	—
Transfers:			
Into Level 3	—	217	—
Out of Level 3	—	—	—
Fair value September 30, 2017	$ 5	$ 262	$ 907
Change in unrealized gains / (losses) related to securities held at September 30, 2017	$ 1	$ —	$ (1,541)

Fair value option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on a security-by-security basis. As of September 30, 2017, we had not elected the fair value option for any of our financial assets or liabilities not already recorded at fair value.

Additional disclosures about the fair value of securities that are not carried on the Statement of Financial Condition at fair value

Many, but not all, of the securities we hold are recorded at fair value in the Statement of Financial Condition.

The following represent securities in which the ending balance at September 30, 2017 was not carried at fair value, as computed in accordance with GAAP on our Statement of Financial Condition:

Short-term securities: The carrying value of short-term securities, including cash and cash equivalents, cash segregated under federal and other regulations and securities either purchased or sold under agreements to resell are recorded at amounts that approximate the fair value of these securities. These securities generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents and cash segregated under federal and other regulations are classified as Level 1. Securities either purchased or sold under agreements to resell are classified as Level 2 under the fair value hierarchy because they are generally overnight and are collateralized by U.S. government or agency securities.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value and are classified as Level 2 and 3 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans provided to financial advisors or key revenue producers, primarily for recruiting, transitional cost assistance, and retention purposes. At September 30, 2017, the carrying value and fair value of the loans to financial advisors, net is $643.7 million and $547.2 million, respectively. Such loans are generally repaid over a five to eight year period, and are recorded at cost less an allowance for doubtful accounts. The fair value of loans to financial advisors, net, is determined through application of a discounted cash flow analysis, based on contractual maturities of the underlying loans discounted at the current market interest rates associated with such loans. This methodology for estimating the fair value of these loans does not consider other market variables and, therefore, is not based on an exit price concept. Loans to financial advisors, net are classified as Level 3 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as Level 2 under the fair value hierarchy.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, and accrued expenses and liabilities are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

Other borrowings: The fair value of the mortgage note payable associated with the financing of our Saint Petersburg, Florida corporate offices is based upon an estimate of the current market rates for similar loans. At September 30, 2017, the carrying value and fair value of the mortgage note payable is $28.8 million and $29.3 million, respectively. The carrying amount of the remaining components of our other borrowings, which consist of unsecured and secured lines of credit, approximate their fair value due to the relative short-term nature of such borrowings, some of which are day-to-day. Under the fair value hierarchy, our other borrowings are classified as Level 2.

NOTE 4 – COLLATERALIZED FINANCINGS

For financial statement purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions because the conditions for netting as specified by GAAP are not met. Our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. The DBRSU obligation is not subject to an enforceable master netting arrangement or other similar arrangement. However, we hold shares of DB as an economic hedge against the DBRSU obligation. Although not offset on the Consolidated Statement of Financial Condition, these transactions are included in the following table.

	Assets		Liabilities		
	Reverse repurchase agreements	Securities borrowed	Repurchase agreements	Securities loaned	DBRSUs [1]
			(in thousands)		
September 30, 2017					
Gross amounts of recognized assets/liabilities	$ 332,156	$ 130,183	$ 220,942	$ 383,552	$ 25,800
Gross amounts offset in the Statement of Financial Condition	—	—	—	—	—
Net amounts presented in the Statement of Financial Condition	332,156	130,183	220,942	383,552	25,800
Gross amounts not offset in the Statement of Financial Condition	(332,156)	(126,699)	(220,942)	(372,718)	
Net amount	$ —	$ 3,484	$ —	$ 10,834	$ 25,800

(1) The DBRSU obligation is not subject to an enforceable master netting arrangement or other similar arrangement. This derivative liability arose from our acquisition of Alex. Brown. See the discussion of the circumstances giving rise to this liability in Note 2. As of September 30, 2017, we hold 1,125,000 of DB shares with a fair value of $19.4 million, which is a component of "Other investments"

on our Statement of Financial Condition, as an economic hedge against the DBRSUs. See additional discussion in Note 12.

The fair value amount of financial instruments pledged as collateral for reverse repurchase agreements and repurchase agreements in the table above were $349.3 million and $227.1 million as of September 30, 2017, respectively.

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowed, and client margin loans (see Note 5 for additional information). The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge securities we have received as collateral, for our own use in our repurchase agreements, securities lending agreements, other secured borrowings, satisfaction of deposit requirements with clearing organizations, or otherwise meeting either our, or our clients, settlement requirements.

The table below presents securities at fair value that we received as collateral, are not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such securities that were delivered or repledged, to satisfy one of our purposes described above:

	September 30, 2017	
	(in thousands)	
Collateral we received that is available to be delivered or repledged	$	2,730,530
Collateral that we delivered or repledged	$	1,000,422

Encumbered assets

We pledge certain of our financial instruments to collateralize either repurchase agreements or other secured borrowings, or to satisfy our settlement requirements with counterparties who may or may not have the right to deliver or repledge such securities. The table below presents information about the fair value of our assets that have been pledged for one of the purposes described above:

	September 30, 2017	
	(in thousands)	
Financial instruments owned, at fair value, pledged to counterparties that:		
Had the right to deliver or repledge	$	363,739
Did not have the right to deliver or repledge	$	43,685

Repurchase agreements, repurchase-to-maturity transactions and securities lending transactions accounted for as secured borrowings

We enter into repurchase agreements where we sell securities under agreements to repurchase and also engage in securities lending transactions. These activities are accounted for as collateralized financings. Our repurchase agreements would include "repurchase-to-maturity" agreements, which are repurchase agreements where a security is transferred under an agreement to repurchase and the maturity date of the repurchase agreement matches the maturity date of the underlying security, if any, that we are a party to as of period-end. As of September 30, 2017, we did not have any "repurchase-to-maturity" agreements. See Note 2 for a discussion of our respective reverse repurchase agreements and repurchase agreements, and securities borrowed and securities loaned accounting policies.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings:

As of September 30, 2017:	Overnight and open	Up to 30 days	30 to 90 days	Greater than 90 days	Total
			(in thousands)		
Repurchase agreements					
Government and agency obligations	$ 107,284	$ —	—	—	$ 107,284
Agency MBS and CMOs	113,658	—	—	—	113,658
Total Repurchase Agreements	220,942	—	—	—	220,942
Securities lending					
Equity securities	383,552	—	—	—	383,552
Total	$ 604,494	$ —	$ —	$ —	$ 604,494
Gross amounts of recognized liabilities for repurchase agreements and securities lending transactions included in the table within this footnote					$ 604,494
Amounts related to repurchase agreements and securities lending transactions not included in the table within this footnote					$ —

We enter into repurchase agreements and conduct securities lending activities as components of the financing of certain of our operating activities. In the event the market value of the securities we pledge as collateral in these activities declines, we may have to post additional collateral or reduce the borrowing amounts. We monitor such levels daily.

NOTE 5 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALER AND CLEARING ORGANIZATIONS

	September 30, 2017	
	Receivables from broker-dealers and clearing organizations	Payables to broker-dealers and clearing organizations
	(in thousands)	
Securities failed to deliver/receive	$ 57,302	$ 81,959
Open transactions, net	19,757	—
Dividends and interest	13,258	13,717
Deposits with clearing organizations	106,261	—
	$ 196,578	$ 95,676

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition. Deposits with clearing organizations consist of cash and cash equivalents or other marketable securities held by other clearing organizations or exchanges.

NOTE 6 – PROPERTY AND EQUIPMENT

		September 30, 2017
		(in thousands)
Land	$	9,866
Software, including development in progress		317,486
Buildings, leasehold and land improvements		244,349
Furniture, fixtures, and equipment		191,843
Construction in process		5,557
Total property and equipment		769,101
Less: Accumulated depreciation		(438,098)
Total property and equipment, net	$	331,003

NOTE 7 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Our goodwill and identifiable intangible asset balances were as follows:

		September 30, 2017
		(in thousands)
Goodwill	$	312,154
Identifiable intangible assets, net		60,303
Total goodwill and identifiable intangible assets, net	$	372,457

Goodwill

Our goodwill as of September 30, 2017 results from the 2016 acquisition of Alex. Brown and our Parent's 2012 acquisition of Morgan Keegan & Company, Inc. ("MK & Co."), a wholly owned subsidiary of RJF. In fiscal year 2013, our Parent transferred certain MK & Co. operations and associated goodwill to us at amounts reflecting RJF's historical cost.

There were no changes in the amount of goodwill during the year ended September 30, 2017.

As described in Note 2, we perform goodwill testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. During the year ended September 30, 2017, we changed our annual goodwill impairment test date for all reporting units from December 31 to January 1; however, the results of our test did not change as we continue to evaluate balances as of December 31. We performed our latest annual goodwill impairment testing, evaluating balances as of December 31, 2016 and no impairment was identified. In that testing, we performed a qualitative impairment assessment for our reporting units.

We assign goodwill to reporting units. Our reporting units include a Private Client Group reporting unit comprised of our RJ&A domestic retail brokerage operations, and a Capital Markets reporting unit comprised of RJ&A Fixed Income and RJ&A Equity Capital Markets.

Qualitative Assessments

For each reporting unit on which we performed a qualitative assessment, we determined whether it was more likely than not that the carrying value of the reporting unit, including the recorded goodwill, was in excess of the fair value of the reporting unit. In any instance in which we are unable to qualitatively conclude that it is more likely than not that the fair value of the reporting unit exceeds the reporting unit carrying value including goodwill, a quantitative analysis of the fair value of the reporting unit would be performed. Based upon the outcome of our qualitative assessments, we determined that no quantitative analysis of the fair value of any of the reporting units we elected to qualitatively analyze was required, and we concluded that none of the goodwill allocated to any of those reporting units was impaired. No events have occurred since our assessment that would cause us to update this impairment testing.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances by reporting unit, net of accumulated amortization:

	September 30, 2017
Private Client Group	$ 37,226
Capital Markets	$ 23,077
Total net identifiable intangible assets by reporting unit	$ 60,303

The following summarizes our identifiable intangible assets by type:

	September 30, 2017		
	Gross carrying value	Accumulated amortization	Weighted average useful life
	(in thousands)		(in years)
Customer relationships	$ 74,800	$ (21,770)	14
Trade name	2,210	(798)	3
Seller relationship agreements	5,300	(901)	6
Non-Compete agreement	2,332	(870)	3
Total	$ 84,642	$ (24,339)	

NOTE 8 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates.

We facilitate mortgage sale transactions on behalf of Raymond James Mortgage Company, Inc. ("RJMC"), a wholly owned subsidiary of MK Holding, Inc., which is a wholly owned subsidiary of RJF. We also perform certain supervision and compliance services for RJMC.

We participate with affiliates in certain revenue, expense, and tax sharing arrangements including being the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), a wholly owned general insurance agency broker-dealer subsidiary of RJF, which results in receivables from and payables to affiliates.

We participate with our Parent and affiliates in certain expense sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or our affiliates.

Receivables from affiliates of $7.1 million are included in "Other receivables" on our Statement of Financial Condition at September 30, 2017. "Other receivables" also includes $49.7 million of income tax receivable from the Parent.

Total "Payables to affiliates" amounts to $907.8 million on our Statement of Financial Condition at September 30, 2017 and include amounts payable for these related party transactions conducted in the normal course of business. The "Payables to affiliate" balance on our Statement of Financial Condition includes $784.4 million intercompany loan and interest payable to our Parent. We manage cash for our Parent which we have invested in cash and cash equivalents on its behalf in conjunction with our own cash management activities. At September 30, 2017, our Parent provided $783.2 million of cash to us for investment purposes. The payable to affiliates balance also includes $109.0 million payable to the Parent attributable to deferred taxes. Additionally, the payable to affiliates balance at September 30, 2017 includes $14.4 million that we owe to other affiliates.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

At September 30, 2017, RJ&A had advanced $59.7 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

NOTE 9 – OTHER BORROWINGS

The following table details the components of other borrowings:

	September 30, 2017
	(in thousands)
Unsecured lines of credit	$ 350,000
Secured lines of credit	260,000
Mortgage notes payable	28,812
Total other borrowings	$ 638,812

Any borrowings on unsecured lines of credit were generally utilized for cash management purposes. Any borrowings on secured lines of credit were day-to-day and were generally utilized to finance certain fixed income securities. In addition we have other collateralized financings included in "Securities sold under agreements to repurchase" on our Statement of Financial Condition. See Note 4 for information regarding our collateralized financing arrangements.

Mortgage notes payable pertain to mortgage loans on our corporate headquarters offices located in Saint Petersburg, Florida. These mortgage loans are secured by land, buildings, and improvements. These mortgage loans mature in January 2023.

See Note 4 for information regarding our collateralized financing arrangements.

Our other borrowings mature as follows based on their contractual terms:

	Fiscal year ended September 30,
	(in thousands)
2018	$ 614,846
2019	5,130
2020	5,430
2021	5,747
2022	6,084
Thereafter	1,575
Total	$ 638,812

Borrowings and financing arrangements

Committed financing arrangements

The following table presents our committed financing arrangements with third-party lenders and affiliates that we generally utilize to finance a portion of our fixed income trading securities held, and the outstanding balances related thereto, as of September 30, 2017:

	September 30, 2017			
	Third parties	Affiliates	Total	Total number of Arrangements
	($ in thousands)			
Financing arrangement:				
Committed secured	$ 200,000	$ —	$ 200,000	2
Total committed financing arrangements	$ 200,000	$ —	$ 200,000	2
Outstanding borrowing amount:				
Committed secured	$ —	$ —	$ —	
Total outstanding borrowing amount	$ —	—	$ —	

Our ability to borrow is dependent upon compliance with the conditions in the various loan agreements and, in the case of secured borrowings, collateral eligibility requirements. Our committed financing arrangements are in the form of tri-party repurchase agreements.

Uncommitted financing arrangements

Our uncommitted financing arrangements are in the form of secured lines of credit, secured bilateral or tri-party repurchase agreements, or unsecured lines of credit. As of September 30, 2017, we had outstanding borrowings under nine uncommitted secured borrowing arrangements with lenders. Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

The following table presents our uncommitted financing arrangements with third party lenders that we generally utilize to finance a portion of our fixed income securities trading instruments held, and the outstanding balances related thereto, as of September 30, 2017.

	September 30, 2017			
	Third parties	Affiliates	Total	Total number of Arrangements
	($ in thousands)			
Financing arrangement:				
Uncommitted secured	$ 2,200,000	$ 160,000	$ 2,360,000	9
Uncommitted unsecured	350,000	—	350,000	5
Total committed financing arrangements	$ 2,550,000	$ 160,000	$ 2,710,000	14
Outstanding borrowing amount:				
Uncommitted secured	$ 480,942	$ —	$ 480,942	
Uncommitted unsecured	350,000	—	350,000	
Total outstanding borrowing amount	$ 830,942	$ —	$ 830,942	

The uncommitted Repurchase Agreements (which are reflected in the table of financing arrangements above) were $220.9 million as of September 30, 2017. Such financings are generally collateralized by non-customer, RJ&A-owned securities. The required market value of the collateral associated with the committed secured facilities ranges from 102% to 125% of the amount financed.

NOTE 10 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that gave rise to significant portions of the deferred tax asset (liability) items were as follows:

	September 30, 2017
	(in thousands)
Deferred tax assets:	
Accrued expenses	$ 20,191
Deferred compensation	116,621
Other	4,604
Total deferred tax assets	141,416
Deferred tax liabilities:	
Goodwill and other intangibles	(27,185)
Accelerated depreciation	(5,250)
Other	(4)
Total deferred tax liabilities	(32,439)
Net deferred tax assets	$ 108,977

No valuation allowance associated with our deferred tax asset was required at September 30, 2017, as management believes it is more likely than not that the deferred tax asset was realizable based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

As of September 30, 2017, accrued interest and penalties included in the unrecognized tax benefits liability was approximately $1.0 million.

We anticipate that the uncertain tax position balance will not change significantly over the next twelve months.

The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2014 for federal tax returns and fiscal year 2013 for state and local tax returns. The various state audits in process are expected to be completed in fiscal year 2018.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business we enter into commitments for either fixed income or equity underwritings. As of September 30, 2017, we had no such open underwriting commitments.

As part of our recruiting efforts, we offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting, transitional cost assistance and retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring, including, but not limited to, the individual joining us. As of September 30, 2017, we had made commitments through the extension of formal offers totaling approximately $55.3 million that had not yet been funded; however, it is possible that not all of our offers will be accepted and therefore, we would not fund the total amount of the offers extended. As of September 30, 2017, $24.6 million of the total amount extended are unfunded commitments to prospects that had accepted our offer, or recently hired producers.

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses. Rental expense incurred under all leases, including equipment under short-term agreements, aggregated to $97.2 million in fiscal year 2017.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase GNMA or FNMA MBS. (See the discussion of these activities within "securities owned, securities sold but not yet purchased and fair value" in Note 2). At September 30, 2017, we had approximately $793.5 million principal amount of outstanding forward MBS purchase commitments which are expected to be purchased over the following 90 days. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and the date of sale of the MBS, we enter into TBA security contracts with investors for generic MBS at specific rates and prices to be delivered on settlement dates in the future. These TBA securities are accounted for at fair value and are included in Agency MBS and CMOs in the table of assets and liabilities measured at fair value included in Note 3. At September 30, 2017 the fair value of these securities and the estimated fair value of the purchase commitments were not significant.

As a result of extensive regulation of broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. Refer to the "Legal and regulatory matter contingencies" discussion within this footnote for more information about related loss contingency. See Note 13 for additional information regarding regulatory capital requirements applicable to us.

Legal and regulatory matter contingencies

In addition to the matter specifically described below, in the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceeding have resulted, and may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions.

We cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

We contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. While we have identified below certain proceedings that we believe could be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, we believe, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying Statement of Financial Condition, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss, as of September 30, 2017, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $40.0 million in excess of the aggregate reserves for such matters. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters.

We were named defendants in various lawsuits related to an alleged fraudulent scheme conducted by Ariel Quiros ("Quiros") and William Stenger ("Stenger") involving the misuse of EB-5 visa program investor funds in connection with the Jay Peak ski resort in Vermont and associated limited partnerships ("Jay Peak"). Plaintiffs alleged that Quiros misused $200 million from the limited partnerships and misappropriated $50 million for his personal benefit. There were six civil court actions pending in which the plaintiffs variously demanded, among other things, compensatory damages, treble damages under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and punitive damages.

On April 13, 2017, we entered into an agreement regarding a proposed final, comprehensive settlement of all past, present and future investor claims against us relating to the Jay Peak matters. Under the agreement, we paid to the SEC-appointed receiver for the Jay Peak entities an aggregate of $150 million, which includes $4.5 million previously paid in our settlement with the State of Vermont. On June 30, 2017, the court issued a final order approving the proposed settlement agreement and barring all existing or potential future claims against us (other than by governmental bodies or agencies) for any actions or damages associated with the Jay Peak matters. The time period for appealing this final order expired on August 29, 2017, and the final order was not appealed.

NOTE 12 – SHARE-BASED AND OTHER COMPENSATION PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJ&A based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service, at age 65 or if a participant separates from service due to death or disability.

RJ&A participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

RJF also maintains other non-qualified deferred compensation plans for the benefit of certain employees that provide a return to the participating employees based upon the performance of various referenced investments. Under these plans, RJF invests directly, as a principal, in such investments related to its obligations to perform under the deferred compensation plans. We are no longer awarding contributions for these plans.

Share-based compensation plans

Under RJF's Stock Incentive Plan, certain RJ&A employees may granted options and restricted stock awards.

Restricted stock awards associated with Alex. Brown

As part of our acquisition of Alex. Brown, we assumed certain DBRSU awards, including the associated plan terms and conditions. The DBRSU awards contain performance conditions based on Deutsche Bank and subsidiaries attaining certain financial results and will ultimately be settled in DB common stock, as traded on the NYSE, provided the performance metrics are achieved. These awards are generally restricted for a three to six year period from their grant date, during which time the awards are subject to forfeiture in the event of termination other than for death, disability or retirement. The DBRSUs are accounted for as a derivative.

The following table details the DBRSU activity for the year ended September 30, 2017:

	Units
Non-vested at October 1, 2016	1,357,449
DB rights offering	163,437
Forfeited	(27,844)
Non-vested at September 30, 2017	1,493,042

The per unit fair value of the DBRSUs at the Alex. Brown closing date was $14.90 per unit, and the DBRSUs weighted average per unit fair value as of September 30, 2017 was $17.28.

As of September 30, 2017, there was a $25.8 million derivative liability included in "Accrued compensation, commissions and benefits" in our Statement of Financial Condition based on an estimated weighted-average fair value of DB shares of $17.28.

We hold shares of DB stock as of September 30, 2017 as an economic hedge against this obligation, such shares are included in "Other assets" on our Statement of Financial Condition.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 13 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1 million or two percent of aggregate debit items arising from client balances. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items.

The following table presents our net capital position:

	September 30, 2017	
	(in thousands)	
Net capital as a percent of aggregate debit items		21.37%
Net capital	$	589,420
Less: required net capital		(55,164)
Excess net capital	$	534,256

At September 30, 2017, our deposit requirement for the proprietary accounts of introducing brokers was $2.1 million.

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of September 30, 2017, we have met this requirement.

Through membership in the NFA, we are regulated by the CFTC. Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery, or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of

the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations, nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 14 – SECURITIES WITH OFF-BALANCE SHEET RISK

In the normal course of business, we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

The majority of our transactions and, consequently, the concentration of our credit exposure is with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized financings and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. We seek to control our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

Securities loaned and Securities borrowed

In a number of instances in the discussions that follow, reference is made to collateral. Note 4 provides additional information regarding the recorded balances in the Statement of Financial Condition and the collateral balances related thereto.

We act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which we have received cash or other collateral. We measure the market value of the securities borrowed and loaned against the amount of cash posted or received on a daily basis. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed, we may incur a loss if the market value of the security is different from the contract amount of the transaction. For example, if a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the collateral received from the financial institution or the broker-dealer. See Note 4 for more information on our securities borrowed and securities loaned.

Financial instruments sold, but not yet purchased

We have sold securities that we do not currently own, and will, therefore, be obligated to borrow, purchase or enter into a reverse repurchase agreement for such securities at a future date. These securities are recorded at fair value and are included in "Securities sold, not yet purchased" in our Statement of Financial Condition (see Notes 2 and 4 for further information). In certain cases, we utilize short positions to economically hedge long inventory positions. We may be subject to loss if the market price of a short position increases by more than the market value of the hedged long position or if the short position is not covered by a long hedged position.

We also enter into security transactions on behalf of our clients and other financial institutions involving forward settlement. Forward contracts provide for the delayed delivery of the underlying security. The contractual amounts related to these securities reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular security. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase GNMA or FNMA MBS. See Notes 2 and 12 for information on these commitments. We utilize TBA security contracts to hedge our interest rate risk associated with these commitments. We are subject to loss if the timing of, or the actual amount of, the MBS securities differs significantly from the term and notional amount of the TBA security contracts we enter into.

NOTE 15 – SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 21, 2017. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM